# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Savings Financial Group, Inc., CIK 0001435508
CUSIP: 33621E109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 702 North Shore Drive, Suite 300, Jeffersonville, Indiana (IN), 47130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-10-006874
Filed by CIK 0001482538

## Reporting persons
- First Savings Bank Profit Sharing/401(k) Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Indiana (IN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 418,188; sole dispositive power 0; shared dispositive power 418,188; aggregate amount beneficially owned 418,188 (6.1% of the class)

## Item 1. Issuer
Name of issuer: First Savings Financial Group, Inc.
Address of issuer's principal executive offices: 702 North Shore Drive, Suite 300, Jeffersonville, Indiana, 47130

## Item 2. Person Filing
Name of person filing:
First Savings Bank Profit Sharing/401(k) Plan
Trustee: Pentegra Trust Company
c/o Pentegra Services
2 Enterprise Drive, Suite 408
Shelton, Connecticut 06484
Address of principal business office or, if none, residence:
702 North Shore Drive, Suite 300
Jeffersonville, Indiana 47130
Citizenship: Indiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 418,188
Percent of class: 6.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 418,188
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 418,188

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- First Savings Bank Profit Sharing/401(k) Plan: /s/ Paula Edmonds, Paula Edmonds, SVP, Pentegra Trust Company, as Trustee (02/07/2025)